OAKTREE FINANCE, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
July 17, 2012

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:
Request for Withdrawal of Registration Statement on Form N-2 (SEC File No. 333-174117) of Oaktree Finance, LLC, as filed with the Commission on May 11, 2011 and amended by Pre-Effective Amendment Nos. 1-3 thereto

Ladies and Gentlemen:

Pursuant to Rule 477 (the “Rule”) promulgated under the Securities Act of 1933, as amended (the “Act”), Oaktree Finance, LLC, a Delaware limited liability company (the “Company”) hereby requests to withdraw the Company’s registration statement on Form N-2, including all exhibits thereto (SEC File No. 333-174117), as filed with the Commission on May 11, 2011 and amended by pre-effective amendments nos. 1-3 thereto, including all exhibits thereto, (collectively, the “Registration Statement”). The Registration Statement has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby respectfully requests that the Commission issue its consent to withdrawal of the Registration Statement as soon as possible. Please forward copies of such consent to the undersigned via mail at 333 South Grand Avenue, 28th Floor, Los Angeles, California, 90071, Attention:  Lisa Arakaki with a copy to legal counsel Skadden, Arps, Slate, Meagher & Flom LLP, Attention: Michael Hoffman via facsimile at (917) 777-3406.

Very truly yours,
OAKTREE FINANCE, LLC

By:	/s/ William B. Sacher
Name: William B. Sacher
Title: Director